Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at August 11, 2021 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three and six months ended June 30, 2021 and 2020 (the “financial statements”). The unaudited condensed consolidated financial statements and this MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s unaudited consolidated financial statements for the three and six months ended June 30, 2021 and 2020 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Highlights
8	Guidance
8	Market overview
9	Selected financial information
10	Revenue by asset
11	Review of quarterly financial performance
15	Review of year-to-date financial performance
19	General and administrative and share-based compensation expenses
19	Other income and expenses
20	Summary of quarterly information
21	Balance sheet review
22	Liquidity and capital resources
27	Critical accounting estimates
28	Outstanding share data
28	Internal control over financial reporting and disclosure controls and procedures
29	Non-IFRS financial measures
31	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Interest types		Measurement
"H1/2021"	The six-month period ending June 30, 2021	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"H1/2020"	The six-month period ending June 30, 2020	"GR"	Gross royalty	"PGM"	Platinum group metals
"Q2/2021"	The three-month period ended June 30, 2021	"ORR"	Overriding royalty	"oz"	Ounce
"Q1/2021"	The three-month period ended March 31, 2021	"GORR"	Gross overriding royalty	"oz Au"	Ounce of gold
"Q4/2020"	The three-month period ended December 31, 2020	"FH"	Freehold or lessor royalty	"oz Ag"	Ounce of silver
"Q3/2020"	The three-month period ended September 30, 2020	"NPI"	Net profits interest	"oz Pt"	Ounce of platinum
"Q2/2020"	The three-month period ended June 30, 2020	"NRI"	Net royalty interest	"oz Pd"	Ounce of palladium
"Q1/2020"	The three-month period ended March 31, 2020	"WI"	Working interest	"65% Fe"	65% Fe iron ore fines, dry metric
tonnes CFR China
				"LBMA"	London Bullion Market Association
Places and currencies				"bbl"	Barrel
"U.S."	United States			"boe"	Barrels of oil equivalent
"$" or "USD"	United States dollars			"WTI"	West Texas Intermediate
"C$" or "CAD"	Canadian dollars			"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2021 Second Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Franco-Nevada asset count at August 11, 2021
	Mining	Energy	TOTAL
Producing	58	55	113
Advanced	41	—	41
Exploration	226	27	253
TOTAL	325	82	407

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks. Our aspiration is to make Franco-Nevada the “go-to” gold stock. Since our Initial Public Offering over 13 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.

Strategy

Franco-Nevada is the gold investment that works for all its stakeholders, including shareholders, operating partners and communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration success and price optionality is the right mix to appeal to investors seeking to hedge market instability.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, not only by sponsoring community programs, but by ensuring high governance standards, providing a safe, ethical and diverse workplace and promoting responsible mining and energy production.

2021 Second Quarter Management’s Discussion and Analysis	3

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We have a long-term investment outlook and recognize the cyclical nature of the industry. We aim to maintain a strong balance sheet so that we can make investments during commodity cycle downturns.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short term are primarily tied to the price of commodities and the amount of production from its portfolio of assets. Financial results have also typically been supplemented by acquisitions of new assets.  Over the longer term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Quarterly Gold Equivalent Ounces and Revenue

Quarterly GEO Breakdown
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
104,330
134,817
147,476
149,575
166,856
Q2/2020
Q3/2020
Q4/2020
Q1/2021
Q2/2021

Quarterly Revenue Breakdown
(expressed in millions)
$400
$350
$300
$250
$200
$150
$100
$50
0
$195.4
$279.8
$304.5
$308.9
$347.1
Q2/2020
Q3/2020
Q4/2020
Q1/2021
Q2/2021

Gold Silver PGM Other Mining Assets Energy

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and nickel mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In H1/2021, 85.9% of our revenue was earned from Mining assets.

One of the strengths of the Franco-Nevada business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and stream payments/deliveries that are based on production levels with no adjustments for the operator’s operating cost. In H1/2021, these accounted for 88.7% of our revenue. We also have a small number of NPI and NRI royalties which are based on the profit of the underlying operations.

2021 Second Quarter Management’s Discussion and Analysis	4

Highlights

Financial Update – Q2/2021 vs Q2/2020

●	$347.1 million in revenue, an increase of 77.6%, comprising:
●	166,856 GEOs(1) sold in Q2/2021, an increase of 59.9%;
●	$47.3 million in Energy revenue, an increase of 224.0%;
●	$44.7 million, or $268 per GEO sold, in Cash Costs(2) attributable to GEO production, compared to $27.0 million, or $259 per GEO sold;
●	$290.0 million, or $1.52 per share, of Adjusted EBITDA(2), an increase of 83.4% and 83.1%, respectively;
●	83.5% in Margin(2), compared to 80.9%;
●	$175.3 million, or $0.92 per share, in net income, an increase of 85.7% and 84.0%, respectively;
●	$182.6 million, or $0.96 per share in Adjusted Net Income(2), an increase of 98.9% and 100.0%, respectively;
●	$245.2 million in net cash provided by operating activities, an increase of 63.2%;
●	$197.7 million in cash and cash equivalents as at June 30, 2021;
●	$1.4 billion in available capital as at June 30, 2021.

Financial Update – H1/2021 vs H1/2020

●	$656.0 million in revenue, an increase of 50.5%;
●	316,431 GEOs sold, an increase of 32.2%;
●	$92.4 million in Energy revenue, an increase of 124.8%;
●	$82.4 million, or $260 per GEO sold, in Cash Costs attributable to GEO production, compared to $68.5 million, or $286 per GEO sold;
●	$552.7 million, or $2.89 per share, in Adjusted EBITDA, an increase of 57.6% and 56.2%, respectively;
●	84.3% in Margin, compared to 80.5%;
●	$346.8 million, or $1.82 per share, in net income, compared to $4.4 million, or $0.02 per share, in net loss, respectively;
●	$343.5 million, or $1.80 per share, in Adjusted Net Income, an increase of 70.9% and 69.8%, respectively;
●	$469.5 million in net cash provided by operating activities, an increase of 35.9%.

__________________________

1

GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 11 and 15 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2021 and 2020.

2

Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

2021 Second Quarter Management’s Discussion and Analysis	5

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on August 11, 2021, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Update on impact of COVID-19 pandemic

We continue to monitor the impact of the COVID-19 pandemic on our portfolio of assets. While there has been a resurgence of cases in various parts of the world, including those due to more transmissible variant strains, the impact on the Company’s operations and assets has been limited. Our workforce continues to work remotely and, during the first half of 2021, none of the operations in which we hold a royalty, stream or other interest were suspended as a result of the pandemic.

Change in mining sequence at Candelaria

In June 2021, Lundin Mining Corporation (“Lundin”) reported that it reduced 2021 production guidance for its Candelaria copper mining complex in Chile with gold production estimates reduced to 85,000-90,000 ounces on a 100% basis, from the 95,000-100,000 ounces. Lundin reported that while Candelaria has operated in line with forecasts to-date, it will be adjusting the near-term mining sequence in Phase 10 of the Candelaria open pit for the second half of the year, which will impact the amount of direct ore mined and available for processing. Lundin is also reviewing the impacts of the change in mining sequence on the operation’s life of mine plan. Preliminary plans anticipate production forecasts to be 10-15% lower for 2022 and 2023.

Temporary suspension of mill at Tasiast

In June 2021, Kinross Gold Corporation (“Kinross”) announced a temporary suspension of mill operations due to a fire at its Tasiast mine. Kinross expects to re-start the mill in Q4/2021. The Tasiast 24k project remains on schedule to be completed in mid-2023.

Cobre Panama constitutional proceedings

In relation to the ongoing constitutional proceedings in connection with Minera Panama SA’s (“MPSA”) mining concession contract, First Quantum Minerals Ltd. (“First Quantum”) reported that in July 2021, the Government of Panama announced the appointment of a high-level commission of senior government ministers and officials to discuss the contract. The public acknowledgement of these ongoing discussions between the Government of Panama and First Quantum ensures transparency in the outcome of the process. The Ministers of Commerce, Finance, Labour and Environment are the confirmed representatives on the commission.

Also in July 2021, the Supreme Court ruled on the clarification motions presented by First Quantum to the Court in relation to its law 9 decision announced in September 2018, which have not yet come into effect. The Supreme Court upheld its ruling and First Quantum understands the decision will be enacted once published in the Gazette of the Supreme Court in the near future.

Cobre Panama continues operating steadily, and First Quantum is reviewing these developments and expects the process announced by the Government of Panama to result in a mutually agreed new legal framework to be presented to and approved by the National Assembly.

Impairment of Aği Daği royalty

In April 2021, Alamos Gold Inc. (“Alamos”) announced its filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Kirazlı gold mine. Though Franco-Nevada does not have a royalty on the Kirazlı mine, cessation of development activities at Kirazlı are expected to negatively impact the advancement of the Aği Daği project. As such, Franco-Nevada considered this event an indicator of impairment and wrote-off the entire carrying value of its Aği Daği royalty of $7.5 million in Q2/2021.

Extension of mining operations at Sudbury (McCreedy West mine)

In February 2021, the operator of the Company’s Sudbury asset, KGHM International Ltd. (“KGHM”), approved an extension of mining operations at the McCreedy West mine. Franco-Nevada assessed that the extension of the life of mine plan was an indication of a reversal of a previously recognized impairment loss and carried out an impairment reversal assessment. While the estimated recoverable value was estimated at $32.7 million as at March 31, 2021, there was no impairment reversal as the carrying value that would have been determined without the previously recorded impairment loss, net of depletion, was nil.

In addition, in June 2021, Franco-Nevada agreed to increase its purchase price per GEO effective June 1, 2021 from $800 per ounce to 60% of the prevailing monthly average gold spot price during periods when monthly average gold prices exceed $1,333/oz. When the gold spot price is greater than $2,000/oz, the purchase price is $1,200/oz.

2021 Second Quarter Management’s Discussion and Analysis	6

Corporate Developments

Acquisition of Vale Royalty Debentures – Brazil

On April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (“Royalty Debentures”) for $538 million. The Royalty Debenture terms, on a 100% basis, provide for a 1.8% (0.264% attributable) net sales royalty on (i) iron ore sales from Vale’s Northern System, including the Serra Norte, Serra Sul and Serra Leste operations, and (ii) an estimated 70% of iron ore sales from Vale’s Southeastern System, in the medium term, including from the Itabira, Minas Centrais (Brucutu) and Mariana (Fazendão) mining complexes. The Southeastern System will start contributions under the Royalty Debentures once a cumulative sales threshold of 1.7 Bt of iron ore has been reached, forecast by Vale to be achieved during 2024. The Royalty Debentures also provide for a 2.5% (0.367% attributable) net sales royalty on certain copper and gold assets. The Royalty Debentures apply on a 50% basis (i.e. 1.25% of net sales, 0.183% attributable) to the Sossego mine. Additionally, the Royalty Debentures provide for a 1% (0.147% attributable) net sales royalty on all other minerals (covered mining rights include prospective deposits for other minerals including zinc and manganese, amongst others), subject to certain thresholds. The 1% royalty (0.147% attributable) also applies to proceeds in the event of an underlying asset sale.

Royalty payments are made on a semi-annual basis on March 31st and September 30th of each year reflecting sales in the preceding half calendar year period. Franco-Nevada has estimated its attributable royalty payment for the six-month period from January 1, 2021 to June 30, 2021 to be $28.0 million. This amount represents our accrual estimate for two quarters’ worth of royalty payments The first payment for the H1/2021 period will be payable to the Company on September 30, 2021.

The transaction was financed with a combination of cash on hand and a draw of $150.0 million on the Company’s $1 billion corporate revolving credit facility. Amounts borrowed were repaid as of June 30, 2021.

Investment in Labrador Iron Ore Royalty Corporation - Canada

Franco-Nevada has accumulated a 9.9% equity investment in Labrador Iron Ore Royalty Corporation (“LIORC”). The position was acquired over a number of years for a total investment of $74.2 million (C$93 million), representing an average cost of $11.72 (C$14.72) per share. The investment in LIORC functions similar to a royalty given the flow through of revenue generated from LIORC’s underlying 7% gross overriding royalty interest, C$0.10 per tonne commission, and 15.1% equity interest in Iron Ore Company of Canada’s (“IOC”) Carol Lake mine, operated by Rio Tinto. LIORC normally pays cash dividends from net income derived from IOC to the maximum extent possible, while maintaining appropriate levels of working capital. Dividends from LIORC received by Franco-Nevada are reflected in revenue from Other Mining Assets and included in the calculation of GEOs sold.

Acquisition of Séguéla Royalty – Côte d'Ivoire

On March 30, 2021, the Company acquired a 1.2% NSR on Roxgold Inc.’s (“Roxgold”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Roxgold of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing. In July 2021, Roxgold completed its business combination with Fortuna Silver Mines Inc.

Acquisition of Condestable Gold and Silver Stream – Peru

On March 8, 2021, the Company, through a wholly-owned subsidiary, closed a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company. Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% of gold and silver produced in concentrate over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021, with the first quarterly delivery received March 15, 2021.

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $2.8 million and $4.1 million in Q2/2021 and H1/2021, respectively (Q2/2020 and H1/2020 – $2.5 million and $19.3 million, respectively). As at June 30, 2021, the cumulative investment in the Royalty Acquisition Venture by the Company totaled $410.1 million and Franco-Nevada has remaining commitments of up to $109.9 million, less than half of which is expected to be deployed in the remainder of 2021.

2021 Second Quarter Management’s Discussion and Analysis	7

Financing

Credit Facilities

During the quarter, the Company drew down $150.0 million from its $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”) to finance part of the acquisition of the Vale Royalty Debentures. The amounts borrowed were repaid as at June 30, 2021. Further, the Company has posted security in the form of standby letters of credit in the amount of $18.4 million (C$23.1 million) in connection with the audit by the Canada Revenue Agency (“CRA”). The standby letters of credit reduce the available balance under the Corporate Revolver. On July 9, 2021, the Company renewed its Corporate Revolver under substantially the same terms, extending the maturity date from March 22, 2024 to July 9, 2025.

On March 16, 2021, Franco-Nevada (Barbados) Corporation amended its $100.0 million unsecured revolving credit facility (the “FNBC Revolver”) to extend the term to March 20, 2022. As at June 30, 2021, the Company had no amounts outstanding against the FNBC Revolver.

Dividends

In Q2/2021, Franco-Nevada declared a quarterly dividend of $0.30 per share. The total dividend declared was $56.6 million, of which $45.2 million was paid in cash and $11.4 million was paid in common shares under the Company’s Dividend Reinvestment Plan (“DRIP”). For H1/2021, dividends declared were $0.56 per share. Total dividends declared were $106.5 million, of which $87.0 million was paid in cash and $19.5 million was paid in common shares under the DRIP.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking

Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. The 2021 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof). Further challenges due to the COVID-19 pandemic may result in additional risk to the accuracy of our 2021 guidance.

Based on the strong results year-to-date, Franco-Nevada now anticipates GEO sales for 2021 to be near the higher end of the previously announced guidance and has revised the GEOs sold guidance range to 590,000 to 615,000 GEOs. Franco-Nevada is also pleased to raise its Energy revenue guidance to reflect higher commodity prices.

	2021 revised guidance	2021 previous guidance(1)	2020 actual
Gold & Gold Equivalent sales(2),(3)	590,000 - 615,000 GEOs	580,000 - 615,000 GEOs	521,564 GEOs sold
Energy revenue(4)	$155.0 - $170.0 million	$115.0 - $135.0 million	$91.7 million
1	Guidance for GEO sales as outlined in the MD&A for the three months ended March 31, 2021. Guidance for Energy revenue as outlined in the MD&A for the year ended December 31, 2020.
2

Of the 590,000 to 615,000 GEOs, Franco-Nevada expects to sell 400,000 to 425,000 GEOs from its various streams. For the three and six months ended June 30, 2021, the Company sold 109,922 GEOs and 211,005 GEOs, respectively, from its streams.

3

In forecasting GEOs for 2021, gold, silver, platinum, palladium, and iron ore metals have been converted to GEOs using commodity prices of $1,800/oz Au, $25.00/oz Ag, $1,000/oz Pt, $2,700/oz Pd, and $150/ton Fe 65% CFR China.

4	In forecasting revenue from Energy assets for 2021, the Company assumed a WTI oil price of $60 per barrel and a Henry Hub natural gas price of $2.75/mcf.

The Company estimates depletion and depreciation expense in 2021 to between $265.0 million and $300.0 million. Depletion and depreciation expense for H1/2021 totaled $148.4 million.

Market Overview

The price of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when converting non-gold commodities to GEOs. Silver, platinum, palladium, and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

2021 Second Quarter Management’s Discussion and Analysis	8

Sentiment to gold was good in the first half of 2021 as a safe haven investment as well as an alternative investment class in a low interest rate environment. Gold prices increased 9.7%, averaging $1,805/oz in H1/2021, compared to $1,645/oz in H1/2020, and ended the quarter at $1,763/oz. Silver prices averaged $26.47/oz in H1/2021, an increase of 59.0% compared to $16.65/oz in H1/2020. Platinum and palladium prices averaged $1,170/oz and $2,593/oz, respectively, in H1/2021, compared to $848/oz and $2,128/oz, respectively, in H1/2020, an increase of 38.0% and 21.9%, respectively.

Oil and gas prices have rallied in the first half of 2021, reflecting increased demand as economies begin to recover from the COVID-19 pandemic. WTI prices averaged $55.80/bbl in H1/2021, a 51.2% increase from H1/2020. Edmonton Light prices averaged C$72.42/bbl in H1/2021, up 71.9% compared to H1/2020. Henry Hub natural gas prices averaged $2.85/mcf in H1/2021 compared to $1.81/mcf in H1/2020, up 57.5%.

Iron ore prices reached record highs in H1/2021, supported by a resurgence of global demand. Average prices for 65% iron ore fines were $212/dmt in H1/2021 compared to $106/dmt in the same period in 2020.

Selected Financial Information

	For the three months ended		For the six months ended
(in millions, except Average Gold Price, GEOs sold,	June 30,		June 30,
Margin, per ounce amounts and per share amounts)	2021	2020	2021	2020

Statistical Measures
Average Gold Price	$1,816	$1,711	$1,805	$1,645
GEOs sold(1)	166,856	104,330	316,431	239,271

Statement of Comprehensive Income (Loss)
Revenue	$347.1	$195.4	$656.0	$435.9
Depletion and depreciation	77.2	52.3	148.4	116.7
Costs of sales	47.3	28.0	87.9	71.6
Operating income (loss)	205.3	105.8	396.8	(37.6)
Net income (loss)	175.3	94.4	346.8	(4.4)
Basic earnings (loss) per share	$0.92	$0.50	$1.82	$(0.02)
Diluted earnings (loss) per share	$0.92	$0.50	$1.81	$(0.02)

Dividends declared per share	$0.30	$0.26	$0.56	$0.51
Dividends declared (including DRIP)	$56.6	$49.9	$106.5	$97.0
Weighted average shares outstanding	191.0	190.2	191.0	189.6

Non-IFRS Measures
Cash Costs(2) attributable to GEOs sold	$44.7	$27.0	$82.4	$68.5
Cash Costs(2) per GEO sold	$268	$259	$260	$286
Adjusted EBITDA(2)	$290.0	$158.1	$552.7	$350.8
Adjusted EBITDA(2) per share	$1.52	$0.83	$2.89	$1.85
Margin(2)	83.5%	80.9%	84.3%	80.5%
Adjusted Net Income(2)	$182.6	$91.8	$343.5	$201.0
Adjusted Net Income(2) per share	$0.96	$0.48	$1.80	$1.06

Statement of Cash Flows
Net cash provided by operating activities	$245.2	$150.2	$469.5	$345.4
Net cash used in investing activities	$(543.1)	$(19.0)	$(721.5)	$(53.5)
Net cash (used in) provided by financing activities	$(44.9)	$34.8	$(86.8)	$(42.7)

	As at	As at
	June 30,	December 31,
(expressed in millions)	2021	2020
Statement of Financial Position
Cash and cash equivalents	$197.7	$534.2
Total assets	5,955.1	5,592.9
Deferred income tax liabilities	115.1	91.5
Total shareholders’ equity	5,799.5	5,443.8
Working capital(3)	322.5	610.5

1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 11 and 15 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and six months ended June 30, 2021 and 2020.
2	Cash costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.
3	The Company defines Working Capital as current assets less current liabilities.

2021 Second Quarter Management’s Discussion and Analysis	9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 58 Mining assets and 55 Energy assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three and six months ended June 30, 2021 and 2020:

		For the three months ended		For the six months ended
(expressed in millions)	Interest and %	June 30,		June 30,
Property	(Gold unless otherwise indicated)	2021	2020	2021	2020
MINING
South America
Candelaria	Stream 68% Gold & Silver	$33.2	$26.6	$54.0	$45.9
Antapaccay	Stream (indexed) Gold & Silver	23.4	11.6	56.0	36.1
Antamina	Stream 22.5% Silver	24.3	13.2	52.7	25.8
Condestable	Stream, Fixed through 2025 then %	5.8	—	11.4	—
Vale Royalty Debentures	0.264% Iron Ore, 0.367% Copper/Gold, 0.147% Other	28.0	—	28.0	—
Other		1.3	1.0	2.8	2.1
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$64.6	$17.6	$117.2	$57.9
Guadalupe-Palmarejo	Stream 50%	25.3	10.4	40.8	30.2
Other		—	—	0.1	—
United States
Stillwater	NSR 5% PGM	$17.3	$13.2	$31.9	$22.8
Goldstrike	NSR 2-4%, NPI 2.4-6%	10.0	5.2	14.4	9.7
Gold Quarry	NSR 7.29%	—	5.5	7.5	9.3
Marigold	NSR 1.75-5%, GR 0.5-4%	2.0	1.4	4.3	2.8
Bald Mountain	NSR/GR 0.875-5%	2.2	2.9	5.3	5.5
South Arturo	GR 4-9%	1.3	1.2	3.0	3.0
Other		1.6	2.0	2.9	3.6
Canada
Sudbury	Stream 50% PGM & Gold	$5.6	$9.5	$11.2	$24.1
Detour Lake	NSR 2%	6.2	4.7	11.1	9.3
Hemlo	NSR 3%, NPI 50%	4.6	12.8	25.6	24.4
Brucejack	NSR 1.2%	1.7	1.9	3.4	3.3
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.5	1.2	2.9	2.7
Labrador Iron Ore	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	8.9	2.1	13.9	3.7
Other		2.4	2.2	4.8	6.5
Rest of World
MWS	Stream 25%	$11.3	$9.3	$18.6	$18.3
Sabodala	Stream 6%, Fixed to 105,750 oz	4.3	5.9	8.4	10.6
Tasiast	NSR 2%	2.6	3.5	6.0	6.5
Subika (Ahafo)	NSR 2%	2.3	2.1	4.5	4.6
Karma	Stream 4.875%, Fixed to 80,625 oz	1.7	8.5	6.1	14.5
Duketon	NSR 2%	2.1	1.7	5.6	4.2
Edikan	NSR 1.5%	1.1	1.2	2.4	2.1
Other		3.2	2.4	6.8	5.3
		$299.8	$180.8	$563.6	$394.8
ENERGY
United States
SCOOP/STACK	Various Royalty Rates	$9.5	$4.8	$17.8	$13.4
Permian Basin	Various Royalty Rates	7.8	3.6	16.0	8.9
Marcellus	GORR 1%	7.4	4.9	15.0	10.7
Haynesville	Various Royalty Rates	7.2	—	14.4	—
Other		—	—	0.1	—
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$10.6	$(0.6)	$19.7	$3.6
Orion	GORR 4%	3.0	1.0	5.4	1.9
Other		1.8	0.9	4.0	2.6
		$47.3	$14.6	$92.4	$41.1
Revenue		$347.1	$195.4	$656.0	$435.9

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2021 Second Quarter Management’s Discussion and Analysis	10

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, oil and gas and production from the Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q2/2021	Q2/2020	Variance
Gold(1)	($/oz)	$1,816	$1,711	6.1%
Silver(1)	($/oz)	26.69	16.38	62.9%
Platinum(1)	($/oz)	1,180	790	49.4%
Palladium(1)	($/oz)	2,788	1,965	41.9%
Iron Ore Fines 65% Fe CFR China	($/dmt)	232	109	112.8%

Edmonton Light	(C$/bbl)	76.16	32.09	137.3%
West Texas Intermediate	($/bbl)	66.09	27.82	137.6%
Henry Hub	($/mcf)	2.97	1.76	68.8%

CAD/USD exchange rate(2)		0.8142	0.7219	12.8%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended June 30, 2021 and 2020 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended June 30,	2021	2020	Variance	2021	2020	Variance
Commodity
Gold	109,064	79,758	29,306	$194.9	$136.6	$58.3
Silver	24,884	11,630	13,254	45.0	20.2	24.8
PGM	11,989	11,367	622	22.0	21.4	0.6
Other Mining assets	20,919	1,575	19,344	37.9	2.6	35.3
Mining	166,856	104,330	62,526	$299.8	$180.8	$119.0
Energy	—	—	—	47.3	14.6	32.7
	166,856	104,330	62,526	$347.1	$195.4	$151.7
Geography
South America	63,975	30,198	33,777	$116.0	$52.4	$63.6
Central America & Mexico	49,599	16,340	33,259	89.9	28.0	61.9
United States	20,571	18,509	2,062	66.3	44.7	21.6
Canada	16,864	19,147	(2,283)	46.3	35.7	10.6
Rest of World	15,847	20,136	(4,289)	28.6	34.6	(6.0)
	166,856	104,330	62,526	$347.1	$195.4	$151.7
Type
Revenue-based royalties	42,400	29,138	13,262	$111.4	$65.1	$46.3
Streams	109,922	64,141	45,781	199.5	112.6	86.9
Profit-based royalties	9,104	9,467	(363)	22.2	14.1	8.1
Other	5,430	1,584	3,846	14.0	3.6	10.4
	166,856	104,330	62,526	$347.1	$195.4	$151.7
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

Revenue for Q2/2021 was $347.1 million, up 77.6% from Q2/2020, and comprised $299.8 million from Mining assets and $47.3 million from Energy assets. Mining revenue in Q2/2021 increased 65.8%, benefiting from strong contributions from its core assets, the additions of the Vale Royalty Debentures and Condestable stream, and higher precious metal prices. Production in the prior year period was also affected by the temporary suspension of production at several of our assets due to the COVID-19 pandemic. Energy revenue increased 224.0% compared to the same period in 2020, reflecting recovering oil and gas prices. Energy revenue also includes an incremental $7.2 million from the Haynesville asset acquired in late 2020.

Mining assets contributed 86.4% (56.2% gold, 13.0% silver, 6.3% PGM and 10.9% other mining assets) of the Company’s total revenue in Q2/2021, compared to 92.5% (69.9% gold, 10.3% silver, 11.0% PGM and 1.3% other mining assets) in Q2/2020. GEOs sold from other mining assets in Q2/2021 include an accrual estimate of $28.0 million for the newly acquired Vale Royalty Debentures. Due to the timing of this acquisition, this initial accrual represents two quarters’ worth of royalty payments.

Geographically, the Company remains heavily invested in the Americas, representing 91.7% of revenue in Q2/2021, compared to 82.3% in Q2/2020.

2021 Second Quarter Management’s Discussion and Analysis	11

Quarterly Revenue by Commodity and Geography – Q2/2020 to Q2/2021

(expressed in millions)

Revenue by Commodity
$200
$175
$150
$125
$100
$75
$50
$25
$0
$136.6
$194.9
$20.2
$45.0
$21.4
$22.0
$2.6
$37.9
$14.6
$47.3
Gold
Silver
PGM
Other Mining Assets
Energy
Q2/2020
Q2/2021

Revenue by Geography
$200
$175
$150
$125
$100
$75
$50
$25
$0
$52.4
$116.0
$28.0
$89.9
$44.7
$66.3
$35.7
$46.3
$34.6
$28.6
South America
Central America & Mexico
United States
Canada
Rest of World
Q2/2020
Q2/2021

GEO Sales

GEOs sold in Q2/2021 totaled 166,856 ounces, compared to 104,330 GEOs in Q2/2020.

GEOs Sold Reconciliation – Q2/2020 to Q2/2021

104,330
363
622
13,254
19,344
29,669
166,856
GEOs - Q2/2020
Gold NPIs
PGM Assets
Silver Assets
Other Mining Assets
Gold Assets
GEOs - Q2/2021

2021 Second Quarter Management’s Discussion and Analysis	12

The increase in GEOs sold compared to the prior year period was primarily due to the following factors:

●	Cobre Panama – Franco-Nevada sold 35,502 GEOs in Q2/2021, more than double compared to 10,344 GEOs in Q2/2020, which was impacted by a suspension of operations due to COVID-19. Cobre Panama’s production in Q2/2021 was a near record of 81.7 kt of copper produced due to increased mill availability, throughput rates and ore grade. Mining is expected to transition to softer ore later in the year and First Quantum is targeting 85 million tonnes per annum of throughput for 2021.
●	Guadalupe-Palmarejo – 14,097 GEOs sold in Q2/2021 compared to 5,988 GEOs in Q2/2020. Production in the prior year period reflected a temporary suspension at the operation to comply with COVID-19 related measures.
●	Antapaccay – 12,866 GEOs were sold in Q2/2021 compared to 6,702 GEOs in Q2/2020. Concentrate shipments in the prior year period were delayed due to the COVID-19 pandemic.
●	Antamina – 13,478 GEOs were sold in Q2/2021 compared to 7,555 GEOs in Q2/2020, which was affected by a temporary suspension due to COVID-19. In addition, higher silver prices in Q2/2021 have resulted in a more favourable GEO conversion ratio than in Q2/2020.
●	Vale Royalty Debentures – 15,493 GEOs were contributed from the newly acquired Royalty Debentures, reflecting estimated royalty payments for the six-month period from January 1, 2021 to June 30, 2021. The first payment for H1/2021 will be due on September 30, 2021.
●	Goldstrike – 7,146 GEOs were contributed from Goldstrike compared to 3,138 GEOs in Q2/2020. Though production during the quarter was negatively impacted by planned maintenance shutdowns as well a mechanical failure at the Goldstrike roaster, the impact was offset by $7.1 million in royalties related to prior periods received in Q2/2021.
●	Condestable – 3,255 GEOs were contributed from the Condestable stream, which was acquired in Q1/2021.

The above increases were partly offset by the following factors:

●	Hemlo – 2,527 GEOs were sold in Q2/2021 compared to 7,699 GEOs in Q2/2020 due to a decrease in production from grounds where Franco-Nevada has royalty interest and higher costs.
●	Karma – 946 GEOs were sold in Q2/2021 compared to 5,000 GEOs in Q2/2020, as the operator met its fixed ounce delivery obligation in February 2021.
●	Gold Quarry – No royalty payments were earned from Gold Quarry in Q2/2021, as royalties are no longer based on minimum payment obligations tied to mineral reserves and stockpiles.

Energy Revenue

Energy assets earned revenue of $47.3 million (53.2% oil, 38.1% gas and 8.7% NGLs) for the quarter, an increase of 224.0% compared to $14.6 million (64.8% oil, 22.1% gas and 13.1% NGLs) in Q2/2020. U.S. assets generated 67.4% of Franco-Nevada’s Energy revenue. The increase in Energy revenue was primarily due to a recovery in oil and gas prices relative to the prior period, as well as the acquisition of the Haynesville asset in late 2020:

●	Weyburn – Revenue from the Weyburn Unit was $10.6 million in Q2/2021 compared to a loss of $0.6 million in Q2/2020. Revenue in Q2/2020 was negative due to the operating and capital costs in Q2/2020 exceeding sales from the NRI interest due to the low price environment in 2020.
●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $9.5 million in Q2/2021 compared to $4.8 million. Volumes decreased from 431,353 boe in Q2/2020 to 158,663 boe in Q2/2021, reflecting the decrease in drilling activity from operators in the basin. The decreased production was more than offset by recovering oil and gas prices in the current period.
●	Permian – Royalties from the Permian contributed $7.8 million in Q2/2021 compared to $3.6 million in Q2/2020 due to higher realized commodity prices offsetting volumes decreasing from 218,790 boe in Q2/2020 to 141,438 boe in Q2/2021.
●	Haynesville – The newly acquired portfolio of royalties contributed an incremental $7.2 million in Q2/2021, of which $1.2 million was attributable to prior periods.
●	Marcellus – Revenue from the Marcellus asset, operated by Range Resources, generated $7.4 million in Q2/2021 versus $4.9 million in Q2/2020, where higher realized NGL and natural gas prices offset slightly lower production volumes.

Costs of Sales

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the three months ended June 30,
(expressed in millions)	2021	2020	Variance
Costs of stream sales	$44.2	$26.2	$18.0
Mineral production taxes	0.5	0.8	(0.3)
Mining costs of sales	$44.7	$27.0	$17.7
Energy costs of sales	2.6	1.0	1.6
	$47.3	$28.0	$19.3

Cost of stream sales increased in Q2/2021 compared to Q2/2020, reflecting the increase in GEOs sold from our stream assets. In addition, the Company earned more GEOs in the current period from streams which carry a relatively higher cost per ounce in comparison to the Company’s streams.

2021 Second Quarter Management’s Discussion and Analysis	13

Depletion and Depreciation

Depletion and depreciation expense totaled $77.2 million in Q2/2021, compared to $52.3 million in Q2/2020, reflecting the increase in GEOs sold.

Impairment Charges and Reversals

In Q2/2021, the Company recorded a pre-tax impairment of $7.5 million related to its Aği Daği royalty, as a result of Alamos filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Turkish assets.

Income Taxes

Income tax expense was $29.4 million in Q2/2021 (Q2/2020 – $11.5 million), comprised of a current income tax expense of $15.2 million (Q2/2020 – $10.1 million) and a deferred income tax expense of $14.2 million (Q2/2020 – $1.4 million).

Net Income

Net income for Q2/2021 was $175.3 million, or $0.92 per share, compared to $94.4 million, or $0.50 per share, for the same period in 2020. Adjusted Net Income, which adjusts for impairment charges and reversals, foreign exchange gains and losses and other income and expenses, among other items, was $182.6 million, or $0.96 per share, compared to $91.8 million, or $0.48 per share, earned in Q2/2020.

2021 Second Quarter Management’s Discussion and Analysis	14

Review of Year-To-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		H1/2021	H1/2020	Variance
Gold(1)	($/oz)	$1,805	$1,645	9.7%
Silver(1)	($/oz)	26.47	16.65	59.0%
Platinum(1)	($/oz)	1,170	848	38.0%
Palladium(1)	($/oz)	2,593	2,128	21.9%
Iron Ore Fines 65% Fe CFR China	($/dmt)	212	106	100.0%

Edmonton Light	(C$/bbl)	72.42	42.13	71.9%
West Texas Intermediate	($/bbl)	55.80	36.91	51.2%
Henry Hub	($/mcf)	2.85	1.81	57.5%

CAD/USD exchange rate(2)		0.8019	0.7326	9.5%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the six months ended June 30, 2021 and 2020 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the six months ended June 30,	2021	2020	Variance	2021	2020	Variance
Commodity
Gold	216,069	185,509	30,560	$384.9	$303.6	$81.3
Silver	52,350	25,512	26,838	92.7	42.3	50.4
PGM	23,487	25,246	(1,759)	41.5	44.0	(2.5)
Other Mining assets	24,525	3,004	21,521	44.5	4.9	39.6
Mining	316,431	239,271	77,160	$563.6	$394.8	$168.8
Energy	—	—	—	92.4	41.1	51.3
	316,431	239,271	77,160	$656.0	$435.9	$220.1
Geography
South America	115,024	66,288	48,736	$204.9	$109.9	$95.0
Central America & Mexico	87,987	54,344	33,643	158.1	88.1	70.0
United States	40,212	34,458	5,754	132.6	89.7	42.9
Canada	40,785	44,114	(3,329)	102.0	82.1	19.9
Rest of World	32,423	40,067	(7,644)	58.4	66.1	(7.7)
	316,431	239,271	77,160	$656.0	$435.9	$220.1
Type
Revenue-based royalties	74,929	58,618	16,311	$205.5	$133.5	$72.0
Streams	211,005	158,757	52,248	376.4	263.4	113.0
Profit-based royalties	21,649	18,738	2,911	50.9	30.3	20.6
Other	8,848	3,158	5,690	23.2	8.7	14.5
	316,431	239,271	77,160	$656.0	$435.9	$220.1
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2021 Second Quarter Management’s Discussion and Analysis	15

Revenue in H1/2021 was $656.0 million, up 50.5% from H1/2020 due to higher metal prices and an increase in GEOs sold. Mining revenue comprised 85.9% of total revenue in H1/2021, compared to 90.6% in H1/2020. We continue to earn the majority of our revenue from the Americas, at 91.1% in H1/2021, compared to 84.8% in H1/2020.

Year-to-date Revenue by Commodity and Geography – H1/2020 to H1/2021

(expressed in millions)

Revenue by Commodity
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$303.6
$384.9
$42.3
$92.7
$44.0
$41.5
$4.9
$44.5
$41.1
$92.4
Gold
Silver
PGM
Other Mining Assets
Energy
H1/2020
H1/2021
Revenue by Geography
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$109.9
$204.9
$88.1
$158.1
$89.7
$132.6
$82.1
$102.0
$66.1
$58.4
South America
Central America & Mexico
United States
Canada
Rest of World
H1/2020
H1/2021

GEO Sales

GEOs sold in H1/2021 totaled 316,431 ounces, compared to 239,271 GEOs in H1/2020.

2021 Second Quarter Management’s Discussion and Analysis	16

The year-over-year increase in GEOs sold was primarily due to the following factors:

●	Cobre Panama – Franco-Nevada sold 65,124 GEOs in H1/2021 compared to 35,651 GEOs in H1/2020, which was impacted by a suspension of operations due to COVID-19. Mining at Cobre Panama is expected to transition to softer ore later in the year and First Quantum is targeting 85 million tonnes per annum of throughput for 2021.
●	Antamina – 30,030 GEOs were sold in H1/2021 compared to 15,419 GEOs in H1/2020 reflecting strong production from the mine in H1/2021 relative to H1/2020 which was affected by a temporary suspension of production due to COVID-19. In addition, higher silver prices in 2021 have resulted in a more favourable GEO conversion ratio.
●	Antapaccay – 31,364 GEOs were sold in H1/2021 compared to 22,174 GEOs in H1/2020. GEOs sold in H1/2020 were lower due to concentrate shipment delays due to the COVID-19 pandemic.
●	Vale Royalty Debentures – 15,493 GEOs were recorded from the newly acquired Royalty Debentures for the period of January 1, 2021 to June 30, 2021.
●	Condestable – 6,501 GEOs were contributed from the Condestable stream, which was acquired in Q1/2021.

The above increases were partly offset by the following factors:

●	Karma – 3,446 GEOs were sold in H1/2021 compared to 8,750 GEOs in H1/2020, as the operator met its fixed ounce delivery obligation in February 2021.
●	Sudbury – 6,517 GEOs were sold in H1/2021 compared to 13,124 GEOs in H1/2020 as anticipated based on McCreedy West’s life of mine plan.

Energy Revenue

The Company’s Energy assets contributed revenue of $92.4 million (55.3% oil, 35.2% gas and 9.5% NGLs) in H1/2021, an increase of 124.8% compared to $41.1 million (58.1% oil, 27.3% gas and 14.6% NGLs) in H1/2020. The Company’s U.S. Energy assets generated 68.5% of the Company’s Energy revenue in H1/2021. The year-over-year increase in Energy revenue was primarily due to higher realized oil and gas prices across the portfolio in addition to the following factors:

●	Weyburn – Revenue from the Weyburn Unit in H1/2021 was $19.7 million compared to $3.6 million in H1/2020. Revenue in H1/2020 was substantially lower than in the current period as operating and capital costs exceeding sales from the NRI interest due to the low price environment in 2020.
●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $17.8 million in H1/2021 compared to $13.4 million in H1/2020. Higher realized prices more than offset volume decreases from 814,912 boe in H1/2020 to 447,836 boe H1/2021, reflecting the decrease in drilling activity from operators in the basin following the oil price retreat in early 2020.
●	Permian – Royalties from the Permian contributed $16.0 million in H1/2021 compared to $8.9 million in H1/2020, due to higher realized prices more than offsetting a slight decline in production from 396,868 boe in H1/2020 to 348,514 boe in H1/2021.
●	Haynesville – The recently acquired portfolio of royalties, effective October 1, 2020, contributed $14.4 million in H1/2021, for which there is no comparative in H1/2020.

Costs of Sales

2021 Second Quarter Management’s Discussion and Analysis	17

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the six months ended June 30,
(expressed in millions)	2021	2020	Variance
Costs of stream sales	$81.3	$67.0	$14.3
Mineral production taxes	1.1	1.5	(0.4)
Mining costs of sales	$82.4	$68.5	$13.9
Energy costs of sales	5.5	3.1	2.4
	$87.9	$71.6	$16.3

Costs of stream sales in H1/2021 increased 21.3% relative to H1/2020 due to an increase in stream GEOs sold.

Depletion and Depreciation

Depletion and depreciation expense totaled $148.4 million in H1/2021 compared to $116.7 million in H1/2020 reflecting an increase in GEOs sold.

Impairment Charges and Reversals

In Q2/2021, the Company recorded a pre-tax impairment of $7.5 million related to its Aği Daği royalty, as a result of Alamos filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Turkish assets.

Impairments in H1/2020 included a pre-tax charge of $271.7 million, or $207.4 million after-tax, related to the Company’s interests in the SCOOP/STACK and Weyburn.

Income Taxes

Income tax expense in H1/2021 totaled $49.2 million (H1/2020 – a recovery of $33.4 million), comprised of a current income tax expense of $37.3 million (H1/2020 – $24.5 million) and a deferred income tax expense of $11.9 million (H1/2020 – a recovery of $57.9 million). The deferred income tax recovery in H1/2020 was primarily related to the impairment charges recorded on the Company’s Energy assets.

The Company is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income in H1/2021 was $346.8 million, or $1.82 per share, compared to a net loss $4.4 million, or $0.02 per share, for the same period in 2020. The net loss in H1/2020 reflected the impairment charges recorded on the Company’s Energy assets. Adjusted Net Income was $343.5 million, or $1.80 per share, compared to $201.0 million, or $1.06 per share, earned in H1/2020. In H1/2021, Adjusted Net Income included reversing the tax benefit from the recognition of previously unrecognized deferred tax assets due to the extension of the McCreedy West life of mine.

2021 Second Quarter Management’s Discussion and Analysis	18

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2021	2020	Variance	2021	2020	Variance
Salaries and benefits	$2.2	$2.0	$0.2	$4.3	$4.5	$(0.2)
Professional fees	0.6	0.8	(0.2)	1.2	1.4	(0.2)
Office costs	0.1	0.1	—	0.2	0.2	—
Board of Directors' costs	0.1	0.1	—	0.2	0.2	—
Other	2.4	1.9	0.5	3.7	3.5	0.2
General and administrative expenses	$5.4	$4.9	$0.5	$9.6	$9.8	$(0.2)
Share-based compensation expenses	5.0	6.8	(1.8)	7.0	8.1	(1.1)
	10.4	11.7	(1.3)	16.6	17.9	(1.3)

General and administrative and share-based compensation expenses represented 2.5% of revenue in H1/2021 (H1/2020 – 4.1%). General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions. Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market of the value of the deferred share units (“DSUs”) granted to the directors of the Company.

Gains and losses on the mark-to-market of the DSUs were previously presented in general and administrative expenses. Amounts in the comparative periods have been reclassified in order to conform with the current presentation.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2021	2020	Variance	2021	2020	Variance
Foreign exchange loss	$(1.0)	$(0.2)	$(0.8)	$(1.1)	$(0.4)	$(0.7)
Other (expenses) income	(0.2)	0.1	(0.3)	(0.2)	0.2	(0.4)
	$(1.2)	$(0.1)	$(1.1)	$(1.3)	$(0.2)	$(1.1)

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2021	2020	Variance	2021	2020	Variance
Finance income
Interest	$1.7	$1.0	$0.7	$2.4	$1.9	$0.5
	$1.7	$1.0	$0.7	$2.4	$1.9	$0.5
Finance expenses
Standby charges	$0.5	$0.5	$—	$1.1	$1.0	$0.1
Amortization of debt issue costs	0.3	0.3	—	0.5	0.5	—
Interest	0.2	—	0.2	0.2	0.3	(0.1)
Accretion of lease liabilities	0.1	—	0.1	0.1	0.1	—
	$1.1	$0.8	$0.3	$1.9	$1.9	$—

Finance income is earned on our cash and cash equivalents and interest income of $0.7 million and $1.3 million for Q2/2021 and H1/2021, respectively, on the Noront Loan.

In H1/2021, finance expenses consisted of standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, interest paid on amounts drawn against the Corporate Revolver, and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities.

2021 Second Quarter Management’s Discussion and Analysis	19

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin, GEOs, per GEO amounts and	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
per share amounts)	2021	2021	2020	2020	2020	2020	2019	2019
Revenue	$347.1	$308.9	$304.5	$279.8	$195.4	$240.5	$258.1	$235.7
Costs and expenses(2)	141.8	117.4	108.7	101.5	89.6	383.9	129.1	113.5
Operating income (loss)	205.3	191.5	195.8	178.3	105.8	(143.4)	129.0	122.2
Other (expenses) income	(0.6)	(0.2)	2.4	0.8	0.1	(0.3)	1.5	(2.7)
Income tax expense (recovery)	29.4	19.8	21.5	25.2	11.5	(44.9)	17.2	17.9
Net income (loss)	175.3	171.5	176.7	153.9	94.4	(98.8)	113.3	101.6
Basic earnings (loss) per share	$0.92	$0.90	$0.93	$0.81	$0.50	$(0.52)	$0.60	$0.54
Diluted earnings (loss) per share	$0.92	$0.90	$0.92	$0.81	$0.50	$(0.52)	$0.60	$0.54
Net cash provided by operating activities	$245.2	$224.3	$246.3	$212.2	$150.2	$195.2	$184.6	$170.4
Net cash used in investing activities	(543.1)	(178.4)	(137.9)	(117.6)	(19.0)	(34.5)	(1.8)	(344.5)
Net cash (used in) provided by financing activities	(44.9)	(41.9)	(39.7)	(9.4)	34.8	(77.5)	(142.6)	(133.9)
Average Gold Price(3)	$1,816	$1,794	$1,873	$1,911	$1,711	$1,583	$1,480	$1,474
GEOs sold(4)	166,856	149,575	147,476	134,817	104,330	134,941	153,396	133,219
Cash Costs(5) attributable to GEOs sold	$44.7	$37.7	$44.8	$39.1	$27.0	$41.5	$44.1	$36.8
Cash Costs(5) per GEO sold	$268	$252	$304	$290	$259	$308	$287	$276
Adjusted EBITDA(5)	$290.0	$262.7	$253.7	$235.1	$158.1	$192.7	$201.7	$192.9
Adjusted EBITDA(5) per share	$1.52	$1.37	$1.33	$1.23	$0.83	$1.02	$1.07	$1.03
Margin(5)	83.5%	85.0%	83.3%	84.0%	80.9%	80.1%	78.1%	81.8%
Adjusted Net Income(5)	$182.6	$160.9	$163.0	$152.3	$91.8	$109.2	$110.8	$101.6
Adjusted Net Income(5) per share	$0.96	$0.84	$0.85	$0.80	$0.48	$0.58	$0.59	$0.54
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges (reversals) on royalty, stream and working interests of $7.5 million (Q2/2021), $(9.6) million (Q4/2020) and $271.7 million (Q1/2020).
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 11 and 15 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six month periods ended June 30, 2021 and 2020.
5	Cash Costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

2021 Second Quarter Management’s Discussion and Analysis	20

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At June 30,	At December 31,
(expressed in millions, except debt to equity ratio)	2021	2020
Cash and cash equivalents	$197.7	$534.2

Current assets	358.9	663.7
Non-current assets	5,596.2	4,929.2
Total assets	$5,955.1	$5,592.9

Current liabilities	36.4	53.2
Non-current liabilities	119.2	95.9
Total liabilities	$155.6	$149.1

Total shareholders’ equity	$5,799.5	$5,443.8

Total common shares outstanding	191.1	191.0
Key Financial Metrics
Working Capital	$322.5	$610.5
Debt to equity	—	—

Assets

Total assets were $5,955.1 million at June 30, 2021 compared to $5,592.9 million at December 31, 2020. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, equity investments and loan receivable, while our current assets primarily comprise cash and cash equivalents, and accounts receivable. The increase in non-current assets compared to December 31, 2020 reflects the acquisition of the Vale Royalty Debentures, Condestable stream and Séguéla royalty, and the increase in fair value of equity investments. These increases were partly offset by depletion and depreciation expense.

Liabilities

Total liabilities increased relative to December 31, 2020. Total liabilities as at June 30, 2021 primarily comprise $32.8 million of accounts payable and accrued liabilities and $115.1 million of deferred income tax liabilities. Current liabilities at December 31, 2020 included an accrued liability of $10.2 million for the Company’s contribution to the Royalty Acquisition Venture with Continental.

Shareholders’ Equity

Shareholders’ equity increased by $355.7 million compared to December 31, 2020, reflecting net income of $346.8 million. Shareholders’ equity also includes a gain on the fair value of investments of $65.3 million and a gain of $27.1 million in currency translation adjustment in H1/2021. Declared dividends reduced shareholders’ equity by $106.5 million but were partly settled through the issuance of $19.5 million in common shares pursuant to the DRIP.

2021 Second Quarter Management’s Discussion and Analysis	21

Liquidity and Capital Resources

Cash flow for the three and six months ended June 30, 2021 and 2020 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions)	2021	2020	2021	2020
Net cash provided by operating activities	$245.2	$150.2	$469.5	$345.4
Net cash used in investing activities	(543.1)	(19.0)	(721.5)	(53.5)
Net cash (used in) provided by financing activities	(44.9)	34.8	(86.8)	(42.7)
Effect of exchange rate changes on cash and cash equivalents	2.0	2.7	2.3	(2.8)
Net change in cash and cash equivalents	$(340.8)	$168.7	$(336.5)	$246.4

Operating Cash Flow

Net cash provided by operating activities was $469.5 million in H1/2021 (H1/2020 – $345.4 million). Operating cash flow was higher due to an increase in GEOs sold and commodity prices compared to the corresponding 2020 period, partly offset higher non-cash working capital. Also reflected in operating cash flow are acquisitions of and proceeds from the sale of gold bullion the Company receives as settlement for certain of its royalties.

Investing Activities

Net cash used in investing activities was $721.5 million in H1/2021 (H1/2020 – $53.5 million), which primarily consisted of the acquisitions of the Vale Royalty Debentures at a cost of $538 million, the Condestable stream for a gross purchase price of $165.0 million and the Séguéla royalty for $15.2 million (A$20.0 million). The Company also funded its share of royalty acquisitions in the Royalty Acquisition Venture with Continental of $12.8 million, of which $10.2 million was accrued at December 31, 2020.

Comparatively, investing activities in H1/2020 primarily consisted of the issuance of a $15.0 million loan to SolGold, the acquisition of the Island Gold royalty for $13.4 million (C$19.0 million) and the Company’s funding of its share in the Royalty Acquisition Venture of $24.4 million.

Financing Activities

Net cash used by financing activities was $86.8 million in H1/2021 (H1/2020 – $42.7 million), reflecting the payment of dividends. During Q2/2021, the Company also drew $150.0 million from its Corporate Revolver to finance the acquisition of the Vale Royalty Debentures, but repaid the amounts borrowed within the same period.

Comparatively, financing activities in H1/2020, in addition to dividend payments, also included the full repayment of amounts borrowed against the Company’s corporate term loan of $80.0 million, offset by net proceeds of $107.3 million from the Company’s previous at-the-market equity program.

Capital Resources

Our cash and cash equivalents totaled $197.7 million as at June 30, 2021 (December 31, 2020 – $534.2 million). In addition, we held investments and loan receivables of $308.2 million as at June 30, 2021 (December 31, 2020 – $238.4 million), of which $262.3 million was held in publicly-traded equity instruments (December 31, 2020 – $191.8 million). Of the $262.3 million held in publicly-traded equity instruments, $239.9 million relate to our holdings of LIORC.

The Company also has two revolving credit facilities available to draw on.

The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility with a term maturing July 9, 2025. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points. During the quarter, on April 12, 2021, the Company drew down $150.0 million to finance part of the acquisition of the Vale Royalty Debentures. The funds were drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 100 basis points per annum. The amounts borrowed were repaid as at June 30, 2021. As at June 30, 2021, the Company has two standby letters of credit in the amount of $18.9 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. The standby letters of credit reduce the available balance under the Corporate Revolver.

The FNBC Revolver is a $0.1 billion unsecured, revolving credit facility. As at June 30, 2021, the available balance under the FNBC Revolver was $0.1 billion. The FNBC Revolver has a maturity date of March 20, 2022. Under the amendment, funds are generally drawn using LIBOR 30-day rates plus 125 basis points.

As at August 11, 2021, the Company has a total of $1,081.1 million available under these two credit facilities.

2021 Second Quarter Management’s Discussion and Analysis	22

Management’s objectives when managing capital are to:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at June 30, 2021, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q2/2021, the Canadian dollar traded in a range of $0.8306 to $0.7926, ending at $0.8068, and the Australian dollar traded between $0.7858 and $0.7481, ending at $0.7508.

Our near-term cash requirements include our funding commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2021 Second Quarter Management’s Discussion and Analysis	23

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements as at June 30, 2021:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	0%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Karma	4.875	% (23)	0%		0%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (25)	0%		0%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(28)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

2021 Second Quarter Management’s Discussion and Analysis	24

Capital commitments

As described in the Corporate Developments section above, the Company has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at June 30, 2021, Franco-Nevada has remaining commitments of up to $109.9 million, less than half of which is expected to be deployed in the remainder of 2021.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years. The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015

For 2014-2015:

Tax: $1.1 (C$1.4)

Interest and other penalties: $0.2 (C$0.2)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $34.6 (C$42.8)

Interest and other penalties: $5.2 (C$6.4)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015

For 2013-2015:

Tax: $20.4 (C$25.3)

Transfer pricing penalties: $8.3 (C$10.3)

Interest and other penalties: $8.2 (C$10.3)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $3.7 (C$4.6)

Transfer pricing penalties: $1.4 (C$1.7)

Interest and other penalties: $1.0 (C$1.2)

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015

For 2014-2015:

Tax: $5.4 (C$6.7)

Transfer pricing penalties: $2.0 (C$2.5)

Interest and other penalties: $2.0 (C$2.5)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $140.6 (C$174.2)

Transfer pricing penalties: $52.9 (C$65.6)

Interest and other penalties: $14.6 (C$18.1)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.2 (C$7.7) Interest and other penalties: $2.7 (C$3.4) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.

a)	Canadian Domestic Tax Matters (2014-2015):

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to June 30, 2021) and other penalties of $0.2 million (C$0.2 million). The Company has filed formal Notices of Objection with the CRA against the Domestic Reassessments and has posted security in cash for 50% of the reassessed amounts of tax, interest and penalties. The Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2016 through 2020 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-

2021 Second Quarter Management’s Discussion and Analysis	25

capital losses and other deductions) of approximately $8.1 million (C$10.0 million) for 2016 and $26.5 million (C$32.8 million) for 2017 through 2020 plus interest (calculated to June 30, 2021) and other penalties of approximately $5.2 million (C$6.4 million). Similarly, an additional amount of tax, interest and applicable penalties would arise for the 2021 taxation year.

On August 9, 2021, the Company received a proposal letter (the “Proposal Letter”) in which the CRA proposes to reassess a wholly-owned Canadian subsidiary of the Company for the 2016 taxation year on the same basis as the Domestic Reassessments as described above. The CRA proposes to increase the Canadian subsidiary’s taxable income by $31.9 million that would result in an incremental payment of Canadian tax of approximately $8.1 million (C$10.0 million) plus interest and applicable penalties, consistent with the estimate disclosed above.

b)	Mexico (2013-2015):

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013 Reassessment results in additional Federal and provincial income taxes of $8.7 million (C$10.8 million) plus estimated interest (calculated to June 30, 2021) and other penalties of $3.8 million (C$4.7 million) but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of $11.7 million (C$14.5 million) plus estimated interest (calculated to June 30, 2021) and other penalties of $4.5 million (C$5.6 million) but before any relief under the Canada-Mexico tax treaty.

The Company has filed formal Notices of Objection with the CRA against the 2013 Reassessment and the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9 (a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of $30.3 million (419.4 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

In December 2020, the CRA issued revised 2013 Reassessment and 2014 and 2015 Reassessments to include transfer pricing penalties of $8.3 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties. The Company intends to commence an appeal in the Tax Court of Canada with respect to these revised reassessments.

If the CRA were to reassess the Company for taxation years 2016 through 2020 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $3.7 million (C$4.6 million), transfer pricing penalties of approximately $1.4 million (C$1.7 million) plus interest (calculated to June 30, 2021) and other penalties of approximately $1.0 million (C$1.2 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary paid $3.8 million (71.0 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico for the 2016 year and ceased operations after 2016.

c)	Barbados (2014-2015):

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.4 million (C$6.7 million) plus estimated interest (calculated to June 30, 2021) and other penalties of $2.0 million (C$2.5 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9 (a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to the 2014 and 2015 Reassessments.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties. The Company intends to commence an appeal in the Tax Court of Canada with respect to these revised reassessments.

If the CRA were to reassess the Company for taxation years 2016 through 2020 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $140.6 million (C$174.2 million), transfer pricing penalties of approximately $52.9 million (C$65.6 million) plus interest (calculated to June 30, 2021) and other penalties of approximately $14.6 million (C$18.1 million). Similarly, an additional amount of tax, interest and applicable penalties would arise for the 2021 taxation year.

2021 Second Quarter Management’s Discussion and Analysis	26

d)	Barbados (2012-2013):

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment and the 2014 and 2015 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.2 million (C$7.7 million) plus estimated interest (calculated to June 30, 2021) and other penalties of $2.7 million (C$3.4 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments and has posted security in cash for 50% of the reassessed amounts of tax, interest and penalties.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments, the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments or the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2021.

Interest rate benchmark reform

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate. The Phase 2 amendments provide a practical expedient to ease the potential burden of accounting for changes in contractual cash flows and include disclosure requirements at the time of benchmark interest rate replacement. The Company has adopted these Phase 2 amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no significant impact to the current period or comparative periods presented as a result of the Phase 2 amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

2021 Second Quarter Management’s Discussion and Analysis	27

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 11, 2021, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,105,644
Issuable upon exercise of Franco-Nevada options(1)	741,962
Issuable upon vesting of Franco-Nevada RSUs	102,708
Diluted common shares	191,950,314
1	There were 741,962 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$171.33 per share.

During the six months ended June 30, 2021, the Company did not issue any common shares under its at-the-market equity program (the “ATM Program”). Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2021, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

2021 Second Quarter Management’s Discussion and Analysis	28

Non-IFRS Financial Measures

Cash Costs attributable to GEOs sold and Cash Costs per GEO

Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, and costs not attributable to GEOs sold such as our Energy operating costs. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per GEO amounts)	2021	2020	2021	2020
Total costs of sales	$124.5	$80.3	$236.3	$188.3
Depletion and depreciation	(77.2)	(52.3)	(148.4)	(116.7)
Energy operating costs	(2.6)	(1.0)	(5.5)	(3.1)
Cash Costs attributable to GEOs sold	$44.7	$27.0	$82.4	$68.5
GEOs	166,856	104,330	316,431	239,271
Cash Costs per GEO sold	$268	$259	$260	$286

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Non-cash costs of sales;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

2021 Second Quarter Management’s Discussion and Analysis	29

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)
Income tax expense (recovery)	29.4	11.5	49.2	(33.4)
Finance expenses	1.1	0.8	1.9	1.9
Finance income	(1.7)	(1.0)	(2.4)	(1.9)
Depletion and depreciation	77.2	52.3	148.4	116.7
Impairment charges	7.5	—	7.5	271.7
Foreign exchange loss and other (income)/expenses	1.2	0.1	1.3	0.2
Adjusted EBITDA	$290.0	$158.1	$552.7	$350.8
Basic weighted average shares outstanding	191.0	190.2	191.0	189.6

Basic earnings (loss) per share	$0.92	$0.50	$1.82	$(0.02)
Income tax expense (recovery)	0.15	0.06	0.26	(0.18)
Finance expenses	0.01	—	0.01	0.01
Finance income	(0.01)	(0.01)	(0.01)	(0.01)
Depletion and depreciation	0.40	0.28	0.76	0.62
Impairment charges	0.04	—	0.04	1.43
Foreign exchange loss and other (income)/expenses	0.01	—	0.01	—
Adjusted EBITDA per share	$1.52	$0.83	$2.89	$1.85

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Margin)	2021	2020	2021	2020
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)
Income tax expense (recovery)	29.4	11.5	49.2	(33.4)
Finance expenses	1.1	0.8	1.9	1.9
Finance income	(1.7)	(1.0)	(2.4)	(1.9)
Depletion and depreciation	77.2	52.3	148.4	116.7
Impairment charges	7.5	—	7.5	271.7
Foreign exchange loss and other (income)/expenses	1.2	0.1	1.3	0.2
Adjusted EBITDA	$290.0	$158.1	$552.7	$350.8
Revenue	347.1	195.4	656.0	435.9
Margin	83.5%	80.9%	84.3%	80.5%

2021 Second Quarter Management’s Discussion and Analysis	30

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)
Impairment charges	7.5	—	7.5	271.7
Foreign exchange loss and other (income)/expenses	1.2	0.1	1.3	0.2
Tax effect of adjustments	(1.4)	(2.7)	(1.5)	(66.5)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	—	(10.6)	—
Adjusted Net Income	$182.6	$91.8	$343.5	$201.0
Basic weighted average shares outstanding	191.0	190.2	191.0	189.6

Basic earnings (loss) per share	$0.92	$0.50	$1.82	$(0.02)
Impairment charges	0.04	—	0.04	1.43
Foreign exchange loss and other (income)/expenses	0.01	—	0.01	—
Tax effect of adjustments	(0.01)	(0.02)	(0.01)	(0.35)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	—	(0.06)	—
Adjusted Net Income	$0.96	$0.48	$1.80	$1.06

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, gold equivalent ounces or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”,

2021 Second Quarter Management’s Discussion and Analysis	31

“forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information regarding Franco-Nevada’s 2021 and 2025 GEO guidance, please refer to Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and filed with the SEC on www.sec.gov. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2021 Second Quarter Management’s Discussion and Analysis	32

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

www.franco-nevada.com

FNV TSX/NYSE